Exhibit 99.1

ESTRE AMBIENTAL, INC. REPORTS 2019 FIRST HALF-YEAR RESULTS

REVENUE DECREASE BY 27 PERCENT TO R$518 MILLION

São Paulo, Brazil – December 27, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (“Estre” or “Company”) provides its preliminary unaudited interim results for the six months ended June 30, 2019. The results are stated in Brazilian Reais (“R$”).

The unaudited consolidated statement of financial position as of June 30, 2019 and the unaudited consolidated statement of profit or loss for the six months ended June 30, 2019) (in each case without notes thereto) are being issued in compliance with Nasdaq Stock Market Rule 5250(c)(2).

It should be noted that the unaudited financial information set forth herein is preliminary, has not been audited and is subject to potential adjustment. An audit could result in adjustments to the unaudited consolidated financial information presented herein, and such adjustments could be significant. Furthermore, the unaudited financial information set forth herein does not contain accompanying notes thereto and does not include a consolidated statement of other comprehensive income (loss), a consolidated statement of changes in equity or a consolidated statement of cash flows.

1H2019 Results Highlights

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Net revenues in 1H19 decreased 27%, from R$709 million in 1H18 to R$518 million in 1H19. The 41% decrease in net revenues from Public Collection was as a result of scope and price reductions in some of our public collection contracts. This negative impact reflected increased competition in bidding processes for renewal of public collection contracts and aggressive price discounting, resulting in the loss of contracts and the renewal of others at lower prices and margins. In particular, the re-zoning of São Paulo into six separate parcels for urban cleaning in June 2018 had a significant negative impact as it resulted in material price and scope reductions under the extended temporary contract under which we provided services.

•

Net Income in the first half of 2019 was a loss of R$93 million compared to a loss of R$125 million in the same period of last year. This decrease was attributable to our losses in Public Collection contract services.

•

Adjusted EBITDA decreased 50% to R$91 million in 1H19, compared to R$182 million in 1H18 with a margin of 18% in 1H19 compared to 26% in 1H18. This reflects, among other factors, increased competition in bidding for new public collection contracts.

Selected Operating and Financial Highlights

Highlights (in R$ million)	1H 2018	1H 2019	Chg.
Net Revenues	709	518	-27%
Growth		-27%
Operating Costs	495	399	-19%
% of Net Revenues	70%	77%
Net Income	(125)	(93)	-26%
% of Net Revenues	-18%	-18%
CAPEX(1)	49	36	-27%
% of Net Revenues	7%	7%
Adjusted Operating Costs(2)	482	407	-15%
% of Net Revenues	68%	79%
Adjusted Operating Expenses(2)	103	92	-11%
% of Net Revenues	15%	18%
Adjusted Gross Margin(3)	606	426	-30%
% of Net Revenues	85%	82%
Adjusted EBITDA(2)	182	91	-50%
% of Net Revenues	26%	18%
Adjusted EBITDA-CAPEX	133	55	-59%
% of Net Revenues	19%	11%

(1)	CAPEX is Acquisition of fixed assets as stated in Cash Flows excluding Advances to Suppliers and including Capital contribution in subsidiaries.
(2)	Adjustments detailed in Table A of Annex.
(3)	Adjusted Gross Margin is calculate as Net Revenues minus Adjusted Operating Costs.

First Half of 2018 and 2019 Results

Revenues by Segment

Net Revenues (in R$ million)	1H2018	1H2019	Chg.
Collection & Cleaning Services	451	288	-36%
Public	404	237	-41%
C&I	47	51	9%
Landfills	218	194	-11%
Environmental Services	13	1	-92%
Valuey Recovery	27	35	30%
Total	709	518	-27%

Revenues in 1H19 were R$518 million, a 27% decrease in comparison with net revenues of R$709 million in 1H18.

Revenue from Collection & Cleaning Services decreased by R$163 million or 36% mainly as a result of scope and price reductions in some of our public collection contracts starting in the second quarter of 2018. This negative impact reflected increased competition in bidding processes for renewal of public collection contracts and aggressive price discount, resulting in the loss of contracts and the renewal of others at lower prices and margins.

Revenue from our Landfills segment decreased R$24 million or 11%, reflecting the end of our Catanduva landfill operational contract and volume losses at our Itapevi landfill, where we limited current volume while we invested to increase future capacity, as well as at our Tremembé and Feira de Santana landfills.

Revenue from our Environmental Services segment decreased by R$12 million or 92% due to a strategic decision to discontinuation these kinds of services.

Revenue from our Value Recovery segment increased by R$8 million or 30% primarily due to our new RDF plant (D-MRF) (refused-derived fuel) in Paulinia becoming operational.

Operating Costs

Cost of services decreased R$96 million or 19%, from R$495 million in 1H18 to R$399 million in 1H19.

Adjusted Gross Margin, which we calculate as Net Revenues minus Adjusted Operating Costs divided by Net Revenues, in 1H19 dropped 3 percentage points from 85% to 82%.

Operating Expenses

Operating expenses decreased R$56 million or 35%, from R$162 million in 1H18 to R$106 million in 1H19.

Excluding non-recurring events detailed in Table A annexed hereto, Adjusted Operating Expenses decreased 11%, from R$103 million in the first half of 2018 to R$92 million in the first half of 2019.

Adjusted EBITDA and Net Result

For those reasons identified above, our Net Result in 1H19 was a loss of R$93 million compared to a loss of R$125 million in 1H18.

Adjusted EBITDA decreased 35% to R$91 million in the first half of 2019, primarily as a result of the loss of revenue. Adjusted EBITDA Margin, which we calculate as Adjusted EBITDA divided by Net Revenues, was 18% in the first half of 2019, down from 26% in 1H18.

2019 Full-Year Outlook

We currently anticipate that revenues for the full year 2019 will decrease approximately 30% compared with 2018 and that Adjusted EBTDA margins will be around 20% for 2019. Severance payments for the employees of the terminated public collection contracts and the restructuring of our overheads will be a substantial burden on the results for 2019.

We remain confident that Estre is operationally well-positioned to succeed as a landfill company in the waste management industry in Brazil. There is a long runway of underserved demand and we believe we are uniquely positioned to service that demand through our culture of compliance and our history of operational excellence.

Financially our future depends heavily on our ability to sell various operational parts of our company to create additional liquidity to overcome our present liquidity bottlenecks and also heavily depends on the successful renegotiations of our outstanding debts. As previous reported, we have hired Alvarez & Marsal to assist the corporation in these negotiations.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2365

Media Relations

press@estre.com.br

+55 11 3709-2421

About Estre

Estre is a waste management company in Brazil. The company is present in seven Brazilian states where approximately 50% of the population live. Estre operates the largest landfill portfolio in Brazil, comprised of 12 landfills for non-hazardous residues and three landfills also handling hazardous residues. Estre’s waste management infrastructure also includes three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business and results and operations. Statements regarding the implementation of future actions, including with respect to the release of its financial results, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations. All forward-looking statements included herein are based upon information available to the Company as of the date hereof, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Table A1: Non-GAAP Reconciliation for 1H18 and 1H19

EBITDA ADJUSTMENTS	1H2018			1H2019
	Reported	Adj. Continuing Operations	Adjusted	Reported	Adj. Continuing Operations	Adjusted
Continued operations
Revenue from services rendered	709	4	713	518	16	534
Costs of services	(495)	13	(482)	(399)	(8)	(407)
Gross profit	214	17	231	119	8	127
Operating expenses
General and administrative expenses	(162)	57	(105)	(112)	8	(104)
Selling expenses, net	(10)		(10)	(2)		(2)
Share of (loss) proft of an associated	(1)		(1)	(1)		(1)
Other operating expenses, net	10	2	12	9	6	15
	(162)	59	(103)	(106)	14	(92)
Profit(loss)before finance income and expenses	52	76	128	13	22	35
Finance expenses	(141)	37	(104)	(106)		(106)
Finance income	67	(60)	7	6		6
Loss before income and social contribution taxes	(22)	53	31	(87)	22	(65)
Current income and social contribution taxes	(38)		(38)	(7)		(7)
Deferred income and social contribution taxes	(79)	88	9	(2)		(2)
Profit(loss)for the year from continuing operations	(139)	141	2	(97)	22	(75)
Discontinued operations
Profitafterincomeandsocialcontributiontaxfromdiscontinuedoperations	14		14	3		3
Profit(loss)for the year	(125)	141	16	(93)	22	(71)
Profit (Loss) for the year from continuing operations	(125)	141	16	(93)	22	(71)
(+) Income and social contribution taxes	117	(88)	29	9	0	9
(+) Depreciation and Amorization	41		41	53	0	53
(+) Finance expenses	141	(37)	104	106	0	106
(-) Finance income	(67)	60	(7)	(6)	0	(6)
EBITDA	106	76	182	69	22	91

Table A.2: Non-GAAP Reconciliation for 1H19 - Details

Reconciliation of Adjusted and Reported Results 2019 (R$ million)	2019 Reported	2019 Estre Energia(a)	Investigation Related costs And expenses(b)	Adoption of IFRS 15	One time restructuring and other costs and expenses(c)	Impairment Charges	Finance (income)/ expense net	PRT/ PERT Tax Amnesty Program	2019 Adjusted
Revenue from services rendered	518	16							534
Cost of services	(399)	(8)							(407)
Gross profit	119								127
Gross margin	22.9%								23.7%
SG&A	(112)		1		7				(104)
(% net revenues)	21.6%								19.4%
Other operating (expenses)/income, net	62				6				68
EBITDA	69								91
EBITDA Margin	13%								17%
Depreciation/Amortization	(53)								(53)
EBTI	16								38
Finance expenses	(106)								(106)
Finance income	6								6
Gain/(Loss) before income tax	(84)								(62)
Current income and social contribution taxes	(7)								(7)
Deferred income and social contribution taxes	(2)								(2)
Profit (Loss) from continuing operations	(93)								(71)
Profit after tax from discontinued operations	0								0
Profit (Loss) for the year	(93)								(71)

(a)	Discontinued Operations (Estre Energia) were put apart from results from continuing operations in Estre’s financial statements.
(b)	Legal and other internal investigation costs and expenses associated with “Operação Descarte”
(c)	Includes R$13 of one time events (R$6 of provisions for labor, civil and other legal claims related to one time restructuring events, and R$7 of non recurring expenses)

Table B: Indebtedness

Indebtedness (in R$ million)	Dec 31, 2017	Dec 31, 2018	June 30, 2019
Debentures + Debt Instrument BTG	777	843	872
Debentures IBBA/Santander	650	705	734
CCBs	2	8	6
Financial Debt	1,429	1,556	1,612
TaxDebt¹	416	344	307
Suppliers Debt	55	65	84
Other	10	3	0
Gross Debt	1,910	1,968	2,003
Cash and Cash Equivalents	63	22	27
Net Debt	1,847	1,946	1,976
Adj. EBITDA	414	274	91
Total Net Debt/Adj. EBITDA	4.5x	7.1x	21.7x

[1]	Includes PERT/PRT/REFIS and Ordinary installments.

Table C.1: Statement of Financial Position—Assets

Statement of Financial Position	Dec 31, 2018	Jun 30, 2019	Jun 30, 2019
	(in R$ million)		(in US$ million)(1)
Assets
Current Assets
Cash and cash equivalents	19	34	9
Trade accounts receivable	623	570	149
Contract asset	120	90	23
Taxes recovarable	130	119	31
Related parties	2	0	0
Other receivables	71	58	15
Assets held for sale	81	78	20
Investments	8	8	2
Property, plant and equipment	512	520	135
Intangible assets	59	52	14
Total current assets	1,625	1,530	398

(1)	Translated for convenience only using the rate as reported by the Brazilian Central Bank as of June 30, 2019, for reais into U.S. dollars of R$3.839 to U.S. $1.00.

Table C.2: Statement of Financial Position – Liabilities and Equity

Statement of Financial Position	Dec 31, 2018	Jun 30, 2019	Jun 30, 2019
	(in R$ million)		(in US$ million)(1)
Current liabilities and equity
Loans and financing	628	678	177
Debentures	966	991	258
Trade accounts payable	173	110	29
Provision for landfill closure	102	101	26
Tax liabilities	514	482	126
Related parties	82	77	20
Liabilities directly associated with the assets held for sale	41	41	11
Deffered taxes	52	54	14
Other liabilities	214	233	61
Equity	(1,089)	(1,173)	(306)
Non-controlling interest	(60)	(64)	(17)
Total current liabilities and equity	1,625	1,530	398

(1)	Translated for convenience only using the rate as reported by the Brazilian Central Bank as of June 30, 2019, for reais into U.S. dollars of R$3.839 to U.S.$1.00.

Table D: Statement of Profit or Loss

Statement of Profit or Loss	Jun 30, 2018	Jun 30, 2019	Jun 30, 2019
	(in R$ million)		(in US$ million)(1)
Continued operations
Revenue from services rendered	709	518	135
Costs of services	(495)	(399)	(104)
Gross profit	214	119	31
Operating expenses
General and administrative expenses	(162)	(112)	(29)
Selling expenses, net	(10)	(2)	(1)
Share of (loss) proft of an associated	(1)	(1)	(0)
Other operating expenses, net	10	9	2
	(162)	(106)	(28)
Profit (loss) before finance income and expenses	52	13	3
Finance expenses	(141)	(106)	(28)
Finance income	67	6	2
Loss before income and social contribution taxes	(22)	(87)	(23)
Current income and social contribution taxes	(38)	(7)	(2)
Deferred income and social contribution taxes	(79)	(2)	(1)
Profit (loss) for the year from continuing operations	(139)	(97)	(25)
Discontinued operations
Profit after income and social contribution tax from discontinued operations	14	3	1
Profit(loss)for the year	(125)	(93)	(24)

(1)	Translated for convenience only using the rate as reported by the Brazilian Central Bank as of June 30, 2019, for reais into U.S. dollars of R$3.839 to U.S.$1.00.